SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535

B3 (CPLE3)

NYSE (ELPC)

LATIBEX (XCOPO)

Nomination of Candidates for the Supervisory Board

COMPANHIA PARANAENSE DE ENERGIA – COPEL (“Company”), in addition to the documents disclosed in connection with the call of the 71st Annual General Meeting of Shareholders, to be held on April 23, 2026, at 2:00 p.m., hereby informs its shareholders and the market in general that it received, on this date, from its shareholder BNDES Participações S.A. (“BNDESPar”), the nomination of the following candidates to serve on the Company’s Supervisory Board:

•	Filipe Bordalo di Luccio – Alternate Member
•	Verônica Gomes Vairo – Substitute Member

Due to the receipt of such nominations after the regulatory deadline for the re-filing of the Remote Voting Ballot (Boletim de Voto a Distancia – “BVD”), the Company clarifies that the Remote Voting Ballot previously disclosed will not be re-filed; however, the candidates listed above will be submitted for deliberation by the shareholders present at the Meeting.

Pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM), the information required regarding the nominated candidates is already disclosed in items 7.3 et seq. of the Company’s Reference Form, which is available for consultation on the websites of the Company, the CVM, and [B]³ S.A. – Brasil, Bolsa, Balcão.

The Company reiterates that all other terms, conditions, and deadlines related to the holding of the Meeting remain unchanged, as previously disclosed.

Curitiba, April 08, 2026

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 8, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.